Exhibit 99.2

RELIEF THERAPEUTICS Holding SA

Condensed Consolidated Interim Financial Statements

for the half-year ended June 30, 2022

(unaudited)

Consolidated interim balance sheet

in CHF thousands	Notes	June 30, 2022	December 31, 2021
ASSETS
Intangible assets	6	182’341	192’299
Right-of-use assets	7	2’391	2’498
Property and equipment		46	38
Other non-current assets	8	77	76
Deferred tax assets		1’989	1’737

Non-current assets		186’844	196’648
Inventories	9	243	391
Trade receivables		1’059	1’302
Other current assets	10	3’812	8’516
Cash and cash equivalents		29’871	44’761

Current assets		34’985	54’970

Total assets		221’829	251’618

EQUITY AND LIABILITIES
Share capital	11	44’163	44’133
Reserves		215’747	210’147
Treasury shares		(2’235)	(2’999)
Accumulated losses		(96’251)	(69’751)

Equity		161’424	181’530

Non-current lease liabilities	7	2’057	2’192
Non-current borrowings	12	385	396
Defined benefit obligations		2’816	2’793
Provisions	13	18’519	19’470
Deferred tax liabilities		24’146	25’504

Non-current liabilities		47’923	50’355
Current lease liabilities	7	364	331
Current borrowings	12	17	95
Trade payables		1’553	1’700
Financial liabilities due to related parties	14	1’260	1’250
Provisions	13	7’001	12’083
Other current payables and liabilities	15	2’287	4’274

Current liabilities		12’482	19’733

Total equity and liabilities		221’829	251’618

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated interim statement of comprehensive loss

in CHF thousands	Notes	1.1. - 30.06.2022	1.1. - 30.06.2021
Revenue	5	3’242	—
Other gains	16	1’303	891

Total income		4’545	891
Raw materials and consumables expenses	17	(669)	—
External selling and distribution expenses	17	(465)	—
External research and development expenses	18	(10’637)	(8’307)
Personnel expenses	19	(5’767)	(3’439)
Other administrative expenses	20	(3’963)	(3’204)
Other losses	21	—	(458)

EBITDA		(16’956)	(14’517)
Impairment expense	6	(8’226)	—
Amortization and depreciation expense	22	(2’033)	—

Operating loss		(27’215)	(14’517)
Financial income	23	162	127
Financial expense	23	(1’056)	(277)

Net loss before taxes		(28’109)	(14’667)
Income taxes	24	1’609	(11)

Net loss for the period		(26’500)	(14’678)
OTHER COMPREHENSIVE INCOME
Remeasurement of defined benefit obligation		—	—

Items that will not be reclassified to profit or loss		—	—
Currency translation differences		191	(4)

Items that may be reclassified to profit or loss		191	(4)

Other comprehensive result for the period, net of tax		191	(4)

Total comprehensive loss for the period		(26’309)	(14’682)

EARNINGS PER SHARE
Basic and diluted loss per share (in CHF)	25	(0.006)	(0.004)

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated interim statement of cash flow

in CHF thousands	Notes	1.1. - 30.06.2022	1.1. - 30.06.2021
Net loss for the period		(26’500)	(14’678)
Adjustments for:
Income tax (income)/expense		(1’609)	11
Impairment expense		8’303	399
Reversal of impairment loss on receivables		(453)	—
Depreciation expense		2’033	—
Gain on loan forgiveness		—	(892)
Financial expense		1’056	277
Financial income		(12)	(127)
Interest expenses paid		(166)	973
Income tax received/(paid)		—	(10)
Loss on disposal of other financial assets		—	54
Changes in defined benefit obligations		23	1’442
Gain on fair value adjustments of contingent milestone payments	13	(740)	—
Expenses recognised due to share-based payments		1’288	205
Changes in working capital:
Decrease in inventories		147	—
Decrease in trade receivables		166	—
Decrease/(increase) in other assets and other receivables		4’498	(6’201)
(Decrease)/increase in trade payables		(146)	2’287
(Decrease)/increase in provisions		(622)	100
Increase in other payables and accrued liabilities		(1’997)	(1’581)

Cash flow used in operating activities		(14’731)	(17’741)

Payments for intangible assets		(107)	(13’695)
Payments for property, plant and equipment		(25)	—
Payments to acquire other financial assets		—	(2’178)
Proceeds from other financial assets		469	132
Milestone payments related to acquisition of subsidiary	13	(5’120)	—
Net cash out flow on acquisition of subsidiary		—	(15’836)
Finance income received		19	—

Cash flow used in investing activities		(4’764)	(31’577)

Proceeds from capital increase	11	60	10’165
Sale of treasury shares	11	4’933	19’770
Equity transaction costs		(78)	(1’155)
Repayment of lease liabilities		(178)	—
Repayment of borrowings		(75)	—

Cash flow from financing activities		4’662	28’780

Net decrease in cash and cash equivalents		(14’833)	(20’538)
Cash and cash equivalents at beginning of period		44’761	43’154
Effects of exchange rate changes on cash and cash equivalents		(57)	600

Cash and cash equivalents at end of period		29’871	23’216
included in cash and cash equivalents		29’871	17’911
included in restricted cash		—	5’305

The accompanying notes form an integral part of these consolidated interim financial statements.

Consolidated interim statement of changes in equity

in CHF thousands	Share capital	Reserves	Treasury shares	Accumulated loss	Total equity
Balance at January 1, 2021	32’467	69’774	—	(35’198)	67’043
Result for the period	—	—	—	(14’678)	(14’678)
Other comprehensive income for the period	—	(4)	—	—	(4)

Total comprehensive result for the period	—	(4)	—	(14’678)	(14’682)

Issuance of treasury shares	1’535	—	(1’535)	—	—
Capital increase	—	9’586	414	—	10’000
Direct Share Placement program	—	18’893	877	—	19’770
Transaction cost in relation to capital increases	—	(1’155)	—	—	(1’155)
Deferred share payment for APR acquisition	—	42’912	—	—	42’912
Exercise of stock options	95	70	—	—	165
Share-based compensation cost	—	—	—	205	205

Balance at June 30, 2021	34’097	140’076	(244)	(49’671)	124’258

Balance at January 1, 2022	44’133	210’147	(2’999)	(69’751)	181’530
Result for the period	—	—	—	(26’500)	(26’500)
Other comprehensive income for the period	—	191	—	—	191

Total comprehensive result for the period	—	191	—	(26’500)	(26’309)

Direct Share Placement program	—	4’169	764	—	4’933
Transaction cost in relation to capital increases	—	(78)	—	—	(78)
Exercise of stock options	30	30	—	—	60
Share-based compensation cost	—	1’288	—	—	1’288

Balance at June 30, 2022	44’163	215’747	(2’235)	(96’251)	161’424

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the consolidated interim financial statements

1. General information

RELIEF THERAPEUTICS Holding SA (“Relief”, the “Company” or the “Group”) is a Swiss stock corporation domiciled at 15 Avenue de Sécheron, 1202 Geneva, Switzerland. The Company’s shares are listed on the SIX Swiss Exchange (ticker: RLF) and quoted in the U.S. on the OTCQB (tickers: RLFTF, RLFTY).

The Group focuses on identification, development and commercialization of novel, patent protected products intended for the treatment of metabolic, dermatological and pulmonary rare diseases with a portfolio of clinical and marketed assets that serve unmet patient needs. On June 28, 2021, the Group acquired APR Applied Pharma Research SA (“APR”), a privately held Swiss pharmaceutical company specialized in formulating, developing, and commercializing known molecules designed with proprietary drug delivery systems for niche and specialty diseases. The acquisition transformed Relief into a fully integrated commercial-stage biopharmaceutical group. The acquisition further diversified Relief’s pipeline and portfolio with both commercial products and clinical-stage programs, provided a commercial infrastructure in Europe and strengthened internal research and development (“R&D”) capabilities. On July 27, 2021, the Group acquired AdVita Lifescience GmbH (“AdVita”). The acquisition further strengthened the Group’s expertise and intellectual property rights around the inhaled formulation and delivery of aviptadil.

These condensed consolidated interim financial statements were approved for publication by the Board of Directors on September 14, 2022.

2. New and revised International Financial Reporting Standards (IFRS)

A number of new or amended standards became applicable for the annual period beginning on January 1, 2022. These standards did not have any significant impact on the Group’s accounting policies and did not require any retrospective adjustments.

3. Summary of significant accounting policies

3.1 Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB). They do not include all disclosures that would otherwise be required in a complete set of financial statements and should therefore be read in conjunction with the Group’s last annual consolidated financial statements for the year ended December 31, 2021. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments at fair value, are presented in Swiss Francs (CHF), and all values are rounded to the nearest thousand (TCHF), except when otherwise indicated.

3.2 Significant accounting policies

The accounting policies used in the preparation and presentation of the condensed interim consolidated financial statements are consistent with those applied for the Group’s last annual consolidated financial statements for the year ended December 31, 2021.

3.3 Interim measurement note

The business is not subject to any seasonality. Expenses largely depend on the phase of the respective projects, particularly with regard to external research and development expenditures.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

4. Summary of critical accounting judgments and key sources of estimation uncertainty

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, expenses and related disclosures. The estimates and underlying assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. Estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are described below.

4.1 Critical judgments in applying accounting policies

Critical judgments in applying accounting policies were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

4.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2021.

Going concern

These financial statements are prepared on a going concern basis. The Group maintains liquidity forecasts and monitors its ability to continue as a going concern. The viability of the Group is dependent on its ability to start generating recurring positive cash flows to adequately support its operations. The Group may never achieve sustainable profitability and is exposed to all the risks inherent in establishing a business. Since its inception, the Group has primarily relied on share issuances to finance its cash needs. The ability of the Group to raise financing and fund its long-term operations and intended development plans is uncertain. As of June 30, 2022, the Company and its subsidiaries had CHF 29.9 million cash on hand, which, based on liquidity forecasts and current development plans, is expected to cover cash needs for operating expenses and certain milestone payments until the third quarter of 2023. If the Group is unable to raise additional funds, it may be unable to continue its operations, realize its assets and discharge its liabilities. Relief’s management is confident in the Company’s ability to raise funds and continue as a going concern.

5. Segment information

5.1 Description of segment

Relief operates in one segment, namely research, development and commercialization of biopharmaceutical products. The Board of Directors and the Executive Committee, being together the chief operating decision maker, allocate resources and assess the performance of the Group at a consolidated level. The accounting policies used for segment reporting are the same as those used for the preparation of these financial statements.

5.2 Information on revenue

The Group generates revenue from out-licensing transactions and sales of products. The primary source of revenue is derived from the portfolio of marketed products acquired in the business combination with APR at the end of June 2021. The Group did not recognize any revenue from sales in the comparative period from January 1 to June 30, 2021. Revenue is reported by geographical location based on the location of the customer or licensee and, for R&D services, based on the location where the services were performed. The disaggregation of the Group’s net sales is presented in the following table:

TCHF	01.01.-30.06.2022	01.01.-30.06.2021
Revenue streams
Royalties	1’246	—
Product sales	1’369	—
License fees, up-front fees and milestones	211	—
Revenue from research & development services	416	—

Total revenue	3’242	—

Geographical area
Switzerland	639	—
Europe (excluding Switzerland)	1’609	—
North America	630	—
Rest of the world	364	—

Total revenue	3’242	—

Timing of revenue recognition
Point in time	3’242	—
Over time	—	—

Total revenue	3’242	—

5.3 Geographical location of non-current assets

TCHF	June 30, 2022	December 31, 2021
Switzerland	184’628	194’935
Rest of the world	150	183

Total non-current assets *	184’778	195’118

*	Without financial assets and deferred tax assets

6. Intangible assets

TCHF	Technologies, patents and trademarks	Licenses	In-process research and development	Goodwill	Total
Historical cost
January 1, 2021	—	—	30’800	—	30’800

Addition	—	13’729	—	—	13’729
Business combination	39’357	—	101’595	8’658	149’610
December 31, 2021	39’357	13’729	132’395	8’658	194’139

Addition	107	—	—	—	107
June 30, 2022	39’464	13’729	132’395	8’658	194’246

Accumulated amortization and impairment
January 1, 2021	—	—	—	—	—

Amortization	(1’840)	—	—	—	(1’840)
December 31, 2021	(1’840)	—	—	—	(1’840)

Amortization	(1’840)	—	—	—	(1’840)
Impairment	(6’198)	—	(388)	(1’640)	(8’226)
June 30, 2022	(9’877)	—	(388)	(1’640)	(11’905)

Carrying amount
at December 31, 2021	37’517	13’729	132’395	8’658	192’299
at June 30, 2022	29’587	13’729	132’007	7’018	182’341

Intangible assets include acquired patents, trademarks, licenses, technologies and other assets without physical substance. These items are measured at cost less accumulated amortization and impairment. The cost of an intangible asset acquired in a business combination corresponds to its estimated fair value at the date of the acquisition.

For consistency and clarity, in consideration of the increased number of assets held by Relief, the presentation of intangible assets was reorganized by class for these interim consolidated financial statements. The intangible assets acquired through the business combination with APR, previously presented distinctly as the “APR product portfolio,” were allocated among intangible assets classes according to their nature and use. The revised presentation is consistent with management’s view of Relief’s products portfolio.

6.1 Technologies, patents and trademarks

These intangible assets mainly relate to the following on-market products that were acquired through the business combination with APR in 2021:

•	PKU Golike®, an amino acid mix product commercialized by Relief for the dietary management of phenylketonuria.

•

Diclofenac, a product line indicated for the treatment of inflammatory conditions and pain management. The active ingredient diclofenac is combined with Relief’s proprietary technologies in products with immediate release formulation, or in the form of a topical patch. These products are commercialized by third parties under different brand names, including Cambia®, Voltfast® and Voltadol®.

The acquisition costs are amortized over the estimated remaining useful lives of the assets, which range from approximately 3 to 15 years with a weighted average of 13.4 years as of June 30, 2022. Amortization is charged on a straight-line basis over the estimated economic or legal useful life, whichever is shorter.

In the current period, TCHF 107 directly attributable expenses for product development in relation with PKU Golike were capitalized.

6.2 Licenses

The intangible asset is the acquisition cost of licensing and royalty rights under the collaboration and license agreement with Acer Therapeutics, Inc. (“Acer”). The agreement provides for the development, regulatory approval and worldwide commercialization of ACER-001 by Relief and Acer. ACER-001 is a proprietary taste masked formulation of sodium phenylbutyrate with the potential for application in the treatment of Urea Cycle Disorders and Maple Syrup Urine Disease, both genetic metabolic diseases.

Acer will retain development and commercialization rights in the U.S., Canada, Brazil, Turkey, and Japan. The companies will split net profits from Acer’s territories 60%:40% in favor of Relief. In addition, Relief has licensed the rights for the rest of the world, where Acer will receive from Relief a 15% royalty on net revenues from ACER-001 in Relief’s territories.

6.3 In-process research and development (“IPR&D”)

IPR&D assets mainly relate to the following programs:

•

RLF-100®, a medicinal product candidate under development in inhaled and intravenous formulations to prevent and resolve respiratory failure and its complications. It was initially acquired in 2016 in the business combination between Relief Therapeutics SA and THERAMetrics Holding AG. The Group gained additional expertise and intellectual property rights around the inhaled formulation of aviptadil with the acquisition of AdVita in 2021. RLF-100 is currently in clinical development for acute respiratory distress syndrome (“ARDS”) associated with COVID-19. Relief also plans to develop RLF-100 for the treatment of pulmonary sarcoidosis, non-COVID-19-related ARDS, checkpoint inhibitor-induced pneumonitis, and chronic berylliosis.

•

APR-TD011, a phase 2 clinical-stage drug candidate for the management of wounds in patients with epidermolysis bullosa. Manufactured using the Group’s TEHCLO® proprietary technology, APR-TD011 is a differentiated acid oxidizing solution of hypochlorous acid with a strong anti-microbial and anti-inflammatory activity with the potential to treat wound colonization, reduce local inflammation, alleviate symptoms and hasten wound healing in epidermolysis bullosa.

•

Sentinox™, a near-to-market product for the reduction of upper respiratory infections caused by both bacteria and viruses. It was certified as a class III medical device in Europe in 2021 and is undergoing late-stage clinical studies prior to market launch.

IPR&D assets and the ACER-001 license are considered to be indefinite-life intangible assets until completion or abandonment of the associated research and development program. Amortization will commence when the assets become available for use, generally once regulatory and marketing approvals are obtained.

6.4 Goodwill

A goodwill of TCHF 8’658 was recognized through the acquisition of APR in 2021. The goodwill was recognized at cost on the acquisition date and corresponds to the difference between the consideration transferred and the fair value of assets, liabilities and contingent liabilities identified in the purchase price allocation.

Goodwill was attributable to APR’s established organization, history of successful partnerships and developments, and expected synergies with the Group’s development and intended commercialization of aviptadil and ACER-001. The combination of Relief and APR resulted in a fully integrated commercial-stage biopharmaceutical group with improved internal capabilities to lead the clinical and regulatory development and commercialization of the Group’s existing and future products. Synergies were expected through several of Relief’s and APR’s pre-existing activities. The Group had identified that the group of cash-generating units (“CGUs”) constituting the sole operating segment (note 5.1) was expected to benefit from the combination. Accordingly, goodwill is allocated to this group of CGUs. Goodwill is monitored by management at the level of the operating segment.

6.5 Impairment test

The Group generally tests its intangible assets for impairment at the end of the year. The Group considers the relationship between its market capitalization and its equity book value, among other factors, when reviewing for indication of impairment. As of June 30, 2022, Relief’s market capitalization of CHF 138 million was below its equity book value, indicating a potential impairment of Relief’s assets. In addition, the Group identified certain unfavorable events and changes in circumstances commented hereafter that could negatively affect the recoverable value of its assets. Consequently, the Group carried out an impairment test of its intangible assets and goodwill as of June 30, 2022, and reviewed assumptions underlying estimated future cash flows.

In relation with the IPR&D asset associated with RLF-100, the Group noted that its collaboration partner in the U.S., NeuroRx, was denied an Emergency Use Authorization application by the U.S. Food and Drug Administration for aviptadil in patients with critical COVID-19. Further, two clinical studies with aviptadil were discontinued for non-efficacy in the treatment critical COVID-19. Nevertheless, RLF-100 remains a promising drug candidate to prevent and resolve respiratory complications provided that the active drug is correctly delivered to the target tissues at an adequate dose. Regulatory approval in COVID-19-induced ARDS has not been granted in the U.S. but aviptadil was approved in this indication in India for an unrelated pharmaceutical company in early 2022, thereby substantiating Relief’s hypothesis that RLF-100 remains a viable treatment for COVID-19 related ARDS. The Group has reassessed its development plan for RLF-100 and remains committed to develop it in the treatment of mild and severe COVID-19, pulmonary sarcoidosis, non-COVID-19-related ARDS, checkpoint inhibitor-induced pneumonitis, and chronic berylliosis. RLF-100 is presently being studied in an EU investigator-sponsored trial for the prevention of ARDS associated with COVID-19 and the Group is actively preparing the initiation of clinical studies in other indications. After performing an impairment test, the Group concluded the asset was not impaired.

For the purpose of impairment testing, goodwill was allocated to the group of CGUs constituting the sole operating segment of the Group (note 5.1). The recoverable amount of the group of CGUs is based on the cumulated value in use estimated for each CGU or group of CGUs. The Group’s material CGUs relate to on-market drugs and drug candidates referred to above. The impairment test was performed by determining the recoverable amount of each CGU as the risk-adjusted net present value of future cashflows as of June 30, 2022.

Key assumptions used in value in use calculations

The estimation of recoverable amounts involves significant management judgment. The values assigned to each assumption are based on historical data from external and internal sources and on management’s estimates. The key assumptions used in the valuation models were determined as follows:

•

Cash-flow projections were based on a financial forecast developed by management that includes net sales, cost of sales, and development cost projections, which are periodically updated and reviewed by management.

•	Revenue forecasts considered the relevant market sizes, disease prevalence, expected market share, expected patent life, and expected year of obtention of market approval where applicable.

•

Forecast periods were defined on a product basis and based on the product life cycle. For in-process projects, cash flows were projected for each CGU over a period of up to 12 years, reflecting the length of the development and subsequent commercialization period. For on-market products, cash flows were projected over a period of five years. Cash flows beyond the forecast period were extrapolated using an attrition rate of 5% until the expected end of the exclusivity period of each product. No terminal value was considered.

•

Probabilities of success for in-process projects to reach final development and commercialization ranged from 15% to 80%. Probabilities were based on empirical success rate analysis of multi-stage studies for comparable indications.

•	Pre-tax discount rate was 16.54% based on the assumed cost of capital for the Group (December 31, 2021: 17%).

Impairment test conclusion

For the six-month period ended June 30, 2022, the Group recognized a total of TCHF 8’226 of impairment charge to partially write down the carrying value of intangible assets associated with PKU Golike, Sentinox and certain other products. The impairment charge was recorded in the comprehensive statement of loss under the heading ‘Impairment expense’.

As Relief advances towards direct commercialization of PKU Golike in the U.S. and expands its sales operations in Europe and in the rest of the world, assumptions underlying expected future cash flows were updated in the third quarter of 2022. Changes in pricing scenario, costs of launch in new addressable markets, and general and administrative costs allocated to PKU Golike, resulted in a reduction of estimated future net cash flows from the asset. Based on the analysis, an impairment charge of TCHF 5’856 was recognized in the current period against the intangible asset associated with PKU Golike with a carrying amount of TCHF 23’479 as of June 30, 2022. In addition, goodwill allocated to PKU Golike was entirely impaired.

The Group also revised its development plan for Sentinox program resulting in a one-year delay in the estimated launch date. This resulted in an impairment charge of TCHF 388 in the current period against the IPR&D asset associated with Sentinox with a carrying amount of TCHF 3’099 as of June 30, 2022. In addition, goodwill allocated to Sentinox was entirely impaired.

For other intangible assets and remaining goodwill, the Group determined based on the results of the impairment test that their estimated value in use exceeded their respective carrying amounts as of the measurement date. Therefore, the Company did not record an impairment charge on these other assets for the six-month period ended June 30, 2022.

Sensitivity to changes in assumptions

The Group performed a sensitivity analysis taking into account reasonably possible changes in the assumptions the value in use is most sensitive to. Main assumptions tested for changes were a higher discount rate and lower gross margins, as well as, with regards to in-process projects, postponed market launch date and lower probability of success.

If all other assumptions were held constant, an increase of the pre-tax discount rate by 143 basis points, a reduction of expected gross margin during commercialization phase by 10 percent, a reduction of the probability of success by 500 basis point, or a market launch date postponed by one year would result in an impairment of the IPR&D asset related to APR-TD011. Under the base case scenario, the estimated recoverable amount exceeded the carrying amount of the asset by TCHF 6’613.

If all other assumptions were held constant, a reduction of the expected gross margin by 10 percent would result in an impairment of the intangible asset related to Diclofenac. No reasonably possible change of discount rate would result in an impairment. Under the base case scenario, the estimated recoverable amount exceeded the carrying amount of the asset by TCHF 669.

For other intangible assets and goodwill, the Group concluded that no reasonable possible change of key assumptions on which the calculation of the recoverable amount is based would cause the carrying amount of the relevant group of CGUs to exceed its recoverable amount. While management believes the assumptions used were reasonable, changes in assumptions, including changes to or abandonment of development programs, could result in a future material impairment.

7. Leases

7.1 Right-of-use assets

TCHF	Building	Equipment	Total
Historical cost
January 1, 2021	—	—	—

Business combination	2’548	151	2’699
Disposal	—	(11)	(11)
Foreign exchange difference	(10)	(1)	(11)
December 31, 2021	2’538	139	2’677

Addition	—	82	82
Foreign exchange difference	(5)	(1)	(7)
June 30, 2022	2’533	220	2’752

Accumulated depreciation
January 1, 2021	—	—	—

Depreciation	(147)	(33)	(180)
Foreign exchange difference	—	1	1
December 31, 2021	(147)	(32)	(179)

Depreciation	(147)	(36)	(183)
Foreign exchange difference	1	0	1
June 30, 2022	(293)	(68)	(361)

Carrying amount
at December 31, 2021	2’391	107	2’498
at June 30, 2022	2’239	152	2’391

The Group leases office equipment, laboratory equipment and cars as well as office buildings in Switzerland, Italy and Germany. The remaining expected lease terms are between two years and 10 years. Except for the laboratory and office equipment, the Group does not have an option to purchase the assets at the end of their lease terms.

7.2 Maturity of lease liabilities

TCHF	June 30, 2022	December 31, 2021
< 1 year	364	331
1—5 years	1’153	1’161
> 5 years	904	1’031

Total	2’421	2’523

8. Non-current financial assets

In 2020, the Group had provided a loan of TUSD 500 (TCHF 488) to NeuroRx for the development of RLF-100 as part of the collaboration agreement. The loan was repaid in April 2022 pursuant to its terms. The impairment allowance, which was recognized in prior periods, was reversed. The resulting gain of TCHF 488 is recognized within ‘other gains’ for TCHF 453 and within ‘financial income’ for TCHF 35 in the statement of comprehensive loss.

9. Inventories

TCHF	June 30, 2022	December 31, 2021
Raw material	2’793	2’742
Finished goods	144	366

Gross inventories	2’937	3’108
Valuation allowance	(2’694)	(2’717)

Total	243	391

As of the reporting date, the Company’s inventory is mainly constituted by aviptadil active ingredient valued at acquisition cost of TCHF 2’694. As the aviptadil was manufactured prior to obtaining regulatory approval, the inventory is fully impaired. Remaining inventory consists mainly of active pharmaceutical ingredients and finished products for market supply.

10. Other current assets

TCHF	June 30, 2022	December 31, 2021
Prepaid expenses	1’320	6’422
Accrued revenue	1’024	313
VAT receivable	164	115
Deposits with others	28	28
Indemnification asset (note 13)	—	622
Other current receivables	1’276	1’016

Total	3’812	8’516

11. Share capital

Number of shares
	Common shares	Treasury shares	Total
Balance at January 1, 2021	3’246’727’248	—	3’246’727’248
Issuance of treasury shares	1’153’502’908	(1’153’502’908)	—
Direct Share Placement program	—	398’219’762	398’219’762
Private placements	—	112’887’942	112’887’942
Acquisition payments	—	342’527’847	342’527’847
Exercises of options	13’104’461		13’104’461

Balance at December 31, 2021	4’413’334’617	(299’867’357)	4’113’467’260

Balance at January 1, 2022	4’413’334’617	(299’867’357)	4’113’467’260
Direct Share Placement program	—	76’373’525	76’373’525
Exercises of options	3’000’000		3’000’000

Balance at June 30, 2022	4’416’334’617	(223’493’832)	4’192’840’785

11.1 Issued share capital

As of June 30, 2022, the share capital consisted of 4’416’334’617 issued shares with a par value of CHF 0.01 each. The Company has issued a total of 3’000’000 shares during the reporting period and reduced its treasury holdings by 76’373’525 shares to 223’493’832 shares as of June 30, 2022.

During the first semester of 2022, the following capital increase transactions provided the Group with cumulated proceeds of TCHF 4’993 before deducting transaction costs of TCHF 78.

•	Direct Share Placement program: sale of 76’373’525 shares at an average price per share of CHF 0.0646, for total gross proceeds of TCHF 4’933.

•	Exercises of options: issuance upon exercise of 3’000’000 shares at CHF 0.02 per share, resulting in gross proceeds of TCHF 60.

11.2 Authorized share capital

As of June 30, 2022, the Company had an authorized nominal share capital of TCHF 2’200, consisting of 2’200’000’000 shares with a par value of CHF 0.01 each, which the Board of Directors is authorized to issue at any time until May 30, 2024.

11.3 Conditional share capital

The conditional share capital of the Company as of June 30, 2022, was TCHF 16’718, consisting of 1’671’769’814 shares with a par value of CHF 0.01 each, of which 108’769’814 shares to be used for stock options for members of the Board of Directors, Executive Committee, employees and consultants, as well as 1’563’000’000 shares to be used for the exercise of option rights granted in connection with bonds, notes or similar financial instruments issued by the Company.

As of June 30, 2022, there were 69’663’197 outstanding options. During the reporting period, 4’200’000 options were granted, 3’000’000 were exercised, and 187’500 options were forfeited.

12. Borrowings

TCHF	June 30, 2022		December 31, 2021
	Non-current	Current	Non-current	Current
Bank loans	385	17	396	28
Other financial liability	—	—	—	67

Total	385	17	396	95

Bank loans

As of June 30, 2022, a bank loan of TCHF 377 was owed to a German bank. The loan has an interest of 2.7% per annum and is granted until December 30, 2023, with an extension option. Monthly installments due in the next 12 months are classified as current for TCHF 14.

Another loan of TCHF 25 does not bear interest and is repaid in monthly installments until 2026. TCHF 3 is classified as current.

Other financial liability

The third-party loan outstanding on December 31, 2021, was fully repaid in the six-month period ended June 30, 2022.

13. Provisions

TCHF	Contingent liabilities (i)	Legal and regulatory (ii)	Total
At the beginning of the period	30’831	722	31’553

Reversal of provision	—	(622)	(622)
Payment upon reaching milestone	(5’120)	—	(5’120)
Unwinding of present value discount	676	—	676
Decrease due to assumption adjustments	(740)	—	(740)
Foreign exchange difference	(227)	—	(227)
At the end of the period	25’420	100	25’520

thereof current	6’901	100	7’001
thereof non—current	18’519	—	18’519

(i) Contingent liabilities

The Group has recognized contingent settlement provisions of TCHF 25’420 for the probability-weighted present value of payments, as of June 30, 2022, that may become due to the former shareholders of APR and AdVita upon completion of pre-agreed milestones. Based on estimated possible due dates of milestone payments, the liability has been classified as current for TCHF 6’901 and as non-current for TCHF 18’519.

In April 2022, AdVita was issued a patent entitled, “Vasoactive Intestinal Peptide for the use in the treatment of drug-induced pneumonitis.” The issuance of this patent for the inhaled formulation of aviptadil triggered a milestone payment of EUR 5 million (TCHF 5’120) from Relief to the former shareholders of AdVita.

(ii) Legal and regulatory proceedings

On June 10, 2021, SIX Exchange Regulation AG initiated an investigation against the Company due to a potential violation of the rules on ad-hoc publicity. As part of the investigation, SIX Exchange Regulation AG is examining whether there has been an actual violation of the regulations. The provision of TCHF 100 reflects management’s best estimate of the most likely outcome and is subject to uncertainty. It is expected to be paid within the next 12 months and is therefore classified as current.

As of December 31, 2021, a subsidiary of the Group was party to a legal proceeding for the payment to a third party of TCHF 622. The claim was acquired in a business combination in 2021 and was entirely provisioned as of December 31, 2021. An indemnification asset of the same amount was recorded on the balance sheet as of December 31, 2021 (note 10). In 2022, the claim was settled between the parties at no cost for the Group and the legal procedure was closed. The provision and the indemnification asset were derecognized from the balance sheet.

14. Financial liabilities due to related parties

In January 2021, the Company signed a financing agreement with its largest shareholder, GEM Global Yield LLC (“GEM”), for the implementation of a Share Subscription Facility (“SSF”) in the amount of up to CHF 50 million until January 20, 2024. The Company did not draw on the SSF, to date.

The Company agreed to pay GEM a commitment fee (the “Fee”) of TCHF 1’250 plus accrued interest. As of June 30, 2022, the Fee is payable on demand and bears interest at 1% above the base rate of Barclays Bank plc. As the obligation to pay the Fee arose with the execution of the agreement, the Company recorded it in full as a liability on the signature date. The corresponding expense is recognized as financial expense (note 23) over the SSF commitment period of three years ending January 20, 2024.

15. Other current payables and liabilities

TCHF	June 30, 2022	December 31, 2021
Accrued expenses	1’160	2’143
Payable to social security institutions	395	720
Withholding tax liability for personnel	81	853
Stamp duty and capital tax liabilities	303	486
Other current liabilities	348	72

Total	2’287	4’274

16. Other gains

TCHF	01.01.—30.06.2022	01.01—30.06.2021
Gain from adjustments in fair value of contingent liabilities (note 13)	740	—
Gain from reversal of impairment on financial assets (note 8)	453	—
Write-off of liabilities due to a former subsidiary	—	891
Income from sublease agreements	47	—
Various others	63	—

Total other gains	1’303	891

17. Cost of sales

Expenses incurred with third parties in relation with the purchase and manufacturing of drug products for sale, as well as laboratory supplies in connection with research and development services provided to customers, are classified in ‘raw materials and consumables expense’. Expenses incurred with third parties in relation with advertising, marketing, sales promotion, shipping, distribution and commission on sales, are classified in ‘external selling and distribution expense’.

The consolidated statement of comprehensive loss aggregates transactions according to their nature. The overall cost of sales, which include expenses of different natures, is therefore not presented in a distinct line.

18. External research and development expenses

External research and development expenses include costs associated with outsourced clinical research organization activities, sponsored research studies, clinical trial costs, process development, product manufacturing expenses, license fees, and investigator-sponsored trials, including licensing fees and milestone payments charged by licensors or collaboration partners.

In the first semester of 2022, external research and development expenses primarily related to development expenses incurred by Acer under the license and collaboration agreement and to the clinical development of aviptadil, including CMC development. The Group capitalized TCHF 107 in directly attributable expenses for product development.

19. Personnel expenses

TCHF	01.01.-30.06.2022	01.01-30.06.2021
Salaries and social security expense	4’277	1’133
Independent contractors fees	178	784
Share-based payment expense	1’288	205
Social security expense in relation to share-based payments	—	(125)
Service cost for other benefit obligations	24	1’442

Total personnel expenses	5’767	3’439

Personnel expenses increased mainly as a result of the addition of APR’s and AdVita’s personnel to the Group’s workforce in July 2021, the establishment of a U.S. sales force, and the growth of operations.

20. Other administrative expenses

TCHF	01.01.-30.06.2022	01.01-30.06.2021
Professional services	3’306	2’955
Capital tax	115	139
Other administrative expenses	542	110

Total other administrative expenses	3’963	3’204

Professional services include expenses incurred in relation with legal and tax advisory, consulting, corporate communication, accounting and audit. Other administrative expense comprises IT, leases and various other expenses. The increase in 2022 was primarily attributable to the expanded activities of the Group with the addition of APR and AdVita, as well as to legal and consulting service needs to support the operations and development plans of the Group.

21. Other losses

TCHF	01.01.-30.06.2022	01.01-30.06.2021
Impairment losses on loans to third parties (note 8)	—	392
Losses on financial assets at fair value through profit or loss	—	54
Various others	—	12

Total other losses	—	458

22. Amortization and depreciation expense

TCHF	01.01-30.06.2022	01.01-30.06.2021
Amortization of intangible assets	1’840	—
Depreciation of rights-of-use assets	183	—
Depreciation of property and equipment	10	—

Total amortization and depreciation expense	2’033	—

23. Financial income and expense

TCHF	01.01-30.06.2022	01.01-30.06.2021
Interest income	12	63
Foreign exchange gain, net	150	64

Total financial income	162	127

Unwinding of discount on long-term provisions (note 13)	(676)	—
Negative interest on cash deposits	(92)	(61)
Bank charges	(16)	(32)
SSF commitment fee (note 14)	(205)	(184)
Write-off of financial assets	(39)	—
Interest expense related to leases	(13)	—
Other finance expense	(15)	—

Total financial expense	(1’056)	(277)

24. Income taxes

The income tax gain of TCHF 1’609 is primarily related to a reduction in deferred tax liabilities resulting from amortization and impairment expenses recognized against intangible assets.

25. Earnings per share

	01.01-30.06.2022	01.01-30.06.2021
Loss attributable to shareholders (in TCHF)	(26’500)	(14’678)
Weighted average number of shares	4’155’498’985	3’335’497’687

Total basic and diluted loss per share (in CHF)	(0.006)	(0.004)

Basic and diluted result per share is calculated by dividing the net result attributable to the shareholders of the parent company by the weighted average of shares outstanding during the period. In 2022 and 2021, the number of shares outstanding varied as a result of different transactions on the share capital structure of the Company (note 11).

Outstanding options have not been considered in the calculation of the diluted loss per share as their effect is anti-dilutive.

26. Related party transactions

Balances and transactions between the Group and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

As of June 30, 2022, the liability of TCHF 1’260 (December 31, 2021: TCHF 1’250) due to the shareholder GEM (note 14) was the only material related party balance. In the reporting period, the Group did not draw from the SSF.

27. Non-cash transactions

In the first semester of 2022, the Group entered into the following significant non-cash investing or financing transactions which are not reflected in the consolidated interim statement of cash flow:

•	In April 2022, addition of new leasing contracts for equipment totaling TCHF 82.

For the comparative period, the Group reported the following non-cash transactions:

•

In January 2021, recognition of the SSF commitment fee as a financial liability. In March 2021, payment of USD 14 million for the ACER-001 license, partially settled by offsetting a loan of USD 4 million previously granted to Acer in January 2021. In June 2021, acquisition of APR partially financed through a payment in shares.

28. Contingent liabilities

28.1 License and collaboration agreement with Acer

Under the license and collaboration agreement with Acer, the Group has committed to make remaining milestone payments of up to USD 6 million (CHF 5.7 million) in cash upon obtention of European marketing approvals of ACER-001 for Urea Cycle Disorders and Maple Syrup Urine Disease. Further, Relief has agreed to pay royalties of 15% on future net revenue from ACER-001 in Relief’s territories.

28.2 Business combination with APR

The acquisition contract of APR contains contingent milestone payments in the aggregate maximum amount of up to CHF 35 million payable in a combination of cash and Relief common registered shares, upon achievement of pre-agreed objectives. A provision of CHF 20.4 million was recognized to account for the probability-weighted present value of these possible future payments (note 13).

28.3 Business combination with AdVita

The acquisition contract of AdVita contains remaining contingent milestone payments in the aggregate maximum amount of up to EUR 15 million (CHF 15 million) in cash, upon achievement of pre-agreed objectives. As of June 30, 2022, a provision of CHF 5.0 million was recognized to account for the probability-weighted present value of these possible future payments (note 13).

28.4 NeuroRx claim

In October 2021, Relief filed a lawsuit against NeuroRx for multiple breaches by NeuroRx of the collaboration agreement relating to the development and commercialization of RLF-100. In January 2022, NeuroRx filed a distinct lawsuit against Relief. Among other claims, NeuroRx claims Relief has not paid USD 13.8 million (CHF 13.2 million) for costs associated with clinical and formulation development of aviptadil in the U.S. and claims damages in excess of USD 185 million (CHF 176.6 million).

Relief believes that it has previously paid NeuroRx all that it is obligated to pay under the collaboration agreement and that it will prevail before the court. Since the entire amount claimed by NeuroRx is in dispute, no provision for any liability has been recognized as of June 30, 2022. The amount due to NeuroRx, if any, will depend on the resolution of the ongoing litigation, and there can be no assurance as to the amount, if any, that the Company might ultimately be obligated to pay to NeuroRx.

On August 22, 2022, the parties reached a tentative settlement and agreed to work collaboratively to finalize the settlement within the next 30 days and have stayed their pending litigation for an additional 60 days to allow for the negotiation and execution of definitive settlement documents. There can be no assurance that the tentative settlement will be successfully completed.

The Company’s business and financial condition may be adversely affected by an adverse outcome in the litigation between the Company and NeuroRx.

29. Events after the reporting period

29.1 Asset acquisition

On July 11, 2022, the Group executed a definitive agreement with Meta Healthcare Ltd. (“Meta”), acquiring the worldwide rights, except for the United Kingdom, for a novel dosage form of a prescription drug already approved by the U.S. Food and Drug Administration and intended for the treatment of patients with phenylketonuria. Under the terms of the agreement, Relief issued an upfront payment to Meta of TGBP 270 (TCHF 313) in July 2022 to acquire the asset. Relief will issue additional payments of TGBP 330 (TCHF 383) contingent to pre-specified development milestones. Half of the total acquisition payments of TGBP 600 (TCHF 696) will be considered as an advance payment on future royalties owed by Relief. Subject to the non-occurrence of certain conditions, these payments are non-refundable. Relief committed to pay Meta royalties on net profit of a low double-digit percentage.

There were no other material events after the balance sheet date that would require adjustment to these consolidated financial statements or disclosure under this heading.